COMFORCE CORPORATION

                      Supplement dated December 16, 1997 to
                       Prospectus dated February 18, 1997,
              as supplemented November 12, 1997, October 30, 1997,
                August 29, 1997, August 14, 1997, July 10, 1997,
                  May 29, 1997, April 2, 1997 and March 6, 1997


Description of the Uniforce Acquisition

     On  August  13,  1997,  COMFORCE  Corporation  (the  "Company"),   COMFORCE
Columbus, Inc., an indirect wholly-owned subsidiary of the Company (the "Subsidiary"), and Uniforce Services, Inc. ("Uniforce"), executed an Agreement and Plan of Merger (the "Merger Agreement") which provides for the acquisition of Uniforce by the Company. Pursuant to the Merger Agreement, the Company caused the Subsidiary to commence a tender offer on October 27, 1997 (the "Tender Offer") to acquire all of the outstanding Uniforce Common Stock for a per share price of $28.00 in cash and 0.5217 shares of the Company's Common Stock (collectively the "Per Share Consideration").

     On November 26, 1997, following the close of the Tender Offer at midnight on November 25, 1997, the Company accepted all 2,931,741 shares of Uniforce Common Stock (representing approximately 96.5% of the issued and outstanding shares of Uniforce Common Stock) that had been tendered in the Tender Offer. On December 3, 1997, the Company completed the merger of Uniforce and the Subsidiary (the "Merger"), and made available for payment to the holders of the remaining 106,802 shares of Uniforce Common Stock (who did not tender their stock) cash and stock equal in amount to the Per Share Consideration. In addition, as required under the Merger Agreement, the Company made available for payment to the holders of options to purchase an additional 370,010 shares of Uniforce Common Stock cash in an amount equal to the difference between (i) $32.00 per share and (ii) the per share exercise price of each such option.

     Accordingly, subject to any Uniforce shareholder subsequently exercising statutory appraisal rights, the total consideration paid by the Company to acquire Uniforce was $93.6 million in cash and 1,585,000 shares of its Common Stock. In addition, the Company estimates that it will incur an additional $8.5 million in fees, commissions and expenses in connection with the Tender Offer and Merger and related financing and other transactions in connection therewith.

     Uniforce is a supplemental staffing company focused in the areas of information services, technology, office automation, medical office support and light industrial. It supplies supplemental staffing services to businesses, educational institutions, professional and service organizations, health care facilities, federal, state and local governmental agencies and others in the United States. In addition, Uniforce supplies payroll, billing and/or financial support services to independently owned and operated supplemental staffing firms. Uniforce also supplies supplemental laboratory staffing support to the scientific community and provides confidential consulting and payrolling services, permitting clients to utilize former independent contractors and consultants.

     The Company currently expects that it will incur a restructuring charge in the fourth quarter of 1997 in connection with certain potential severance and other costs related to the integration of the Company and Uniforce. Management currently believes that such restructuring charge will be approximately $2.0 million; however, no assurance can be given that any such charge, if incurred, will not exceed such amount.

     Upon completion of the Merger, Uniforce became a wholly-owned subsidiary of COMFORCE Operating, Inc. ("COI"), which is in turn a wholly-owned subsidiary of the Company. Accordingly, Uniforce is an indirect wholly-owned subsidiary of the Company.

Description of Terms of Financing

12% Senior Notes due 2007

     The cash portion of the costs of acquiring Uniforce, including the payment of certain of the fees and expenses payable upon the closing of the Tender Offer, was financed through the private placement by COI of $110.0 million original principal amount of 12% Senior Notes due 2007 (the "Notes"). The Notes were issued on November 26, 1997. The Notes are senior unsecured obligations of COI and rank pari passu in right of payment with all existing and future senior indebtedness of COI and senior in right of payment to all existing and future subordinated indebtedness of COI. The Notes provide for the payment of interest semi-annually at the rate of 12% per annum and mature on December 1, 2007.

     COI may redeem the Notes, in whole or in part, at any time on or after December 1, 2002 at redemption prices of 106% for the 12 months commencing December 1, 2002, 104% for the 12 months commencing December 1, 2003, 102% for the 12 months commencing December 1, 2004 and 100% at any time on or after December 1, 2005, together with accrued and unpaid interest to the date of redemption. In addition, at any time prior to December 1, 2000, COI may, subject to certain requirements, redeem up to 35% of the aggregate principal amount of the Notes with the cash proceeds received from one or more equity offerings at a redemption price equal to 112% of the principal amount to be redeemed, together with accrued and unpaid interest to the date of redemption, provided that at least 65% of the aggregate principal amount of the Notes issued through the date of redemption remains outstanding immediately after each such redemption.

     Upon the occurrence of certain specified events deemed to result in a change of control of COI, it will be required to make an offer to repurchase the Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest to the date of repurchase.

     Subject to certain qualifications and exceptions, the Indenture under which the Notes were issued (the "Notes Indenture") limits, inter alia, (i) the incurrence of additional indebtedness by COI and its subsidiaries, (ii) the payment of dividends on, and redemption of, capital stock of COI and the redemption of certain subordinated obligations of COI, (iii) investments, (iv) sales of assets and subsidiary stock, (v) transactions with affiliates, (vi) consolidations, mergers and transfers of all or substantially all the assets of COI and (vii) restrictions on distributions from subsidiaries.

     COI has agreed to use its best efforts to file with and seek to cause to be declared effective by the Securities and Exchange Commission a registration statement with respect to an offer to exchange the Notes for a series of notes of COI with terms substantially identical to the Notes, except for the elimination of certain transfer restrictions. COI expects to file such registration statement in December 1997. In the event that COI fails to meet certain target dates in connection with the registration of the Notes, additional interest of up to 2% per annum will accrue on the Notes until the required actions are completed.

Units Consisting of 15% Senior Secured PIK Debentures due 2009 and Warrants

     On November 26, 1997, in connection with the completion of the Tender Offer and the acquisition of Uniforce, the Company repaid (i) its then existing credit facility with Fleet National Bank, as lender and agent, and U.S. Bank, Washington, as lender, in the outstanding principal amount of $38.1 million and
(ii) Uniforce's then existing credit facility with Heller Financial, Inc. in the outstanding principal amount of $36.1 million. These obligations were repaid from proceeds available from (i) the Company's private placement of 20,000 Units ("Units") each consisting of $1,000 principal amount of 15% Senior Secured PIK Debentures (the "Senior Debentures") and 8.45 Warrants ("Warrants"), each to purchase one share of Common Stock, representing, in the aggregate, $20.0 million principal amount of Senior Debentures and Warrants to purchase 169,000 shares of the Company's Common

Stock, and (ii) proceeds from a new credit facility entered into with Heller Financial, Inc. (described below under "--New Credit Facility").

     The Senior Debentures constitute direct and unconditional senior secured obligations of the Company and are secured by a pledge by the Company of all of the issued and outstanding common stock of COI. The payment obligations of the Company under the Senior Debentures must at all times rank at least equal in priority of payment with all existing and future indebtedness of the Company. The Senior Debentures are structurally subordinated to all indebtedness of the Company's direct and indirect subsidiaries (including the Notes and the Company's new credit facility (described below under "--New Credit Facility") and effectively subordinated to all future secured indebtedness of the Company.

     The Senior Debentures bear interest at the rate of 15% per annum, subject to increase in certain circumstances, payable semi-annually, and mature on December 1, 2009. Prior to December 1, 2002, interest is payable in cash or in additional Senior Debentures on each interest payment date, at the option of the Company. Thereafter, interest is payable only in cash. To the extent that the Company is prohibited pursuant to the terms of any credit facility or the Notes Indenture from paying interest in cash subsequent to December 1, 2002, the Company is required to pay interest equal to the interest rate then applicable to the Senior Debentures plus 2%.

     Subject to certain requirements, the Company may at any time redeem up to 100% of the aggregate principal amount of the Senior Debentures at the redemption prices of 103% for the 12 months commencing December 1, 1997 and 107.5% at any time on or after December 1, 1998, together with accrued and unpaid interest to the date of redemption.

     Upon the occurrence of certain specified events deemed to result in a change of control of the Company, it will be required to make an offer to repurchase the Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase.

     Subject to certain qualifications and exceptions, the Indenture under which the Senior Debentures were issued limits, inter alia, (i) the incurrence of additional indebtedness by the Company and its subsidiaries, (ii) the payment of dividends on, and redemption of, capital stock of the Company and the redemption of certain subordinated obligations of the Company, (iii) investments, (iv) sales of assets and subsidiary stock, (v) transactions with affiliates, (vi) consolidations, mergers and transfers of all or substantially all the assets of the Company and (vii) restrictions on distributions from subsidiaries.

     Each Warrant entitles the holder to acquire, at any time prior to December 1, 2009, one share of Common Stock at a price per share equal to $7.55 (based on a 10% premium above the average closing price for the Company's Common Stock the five trading days ended November 18, 1997), subject to adjustment from time to time upon the occurrence of certain events which are deemed dilutive to the holders of the Warrants.

     The Company has agreed to use its best efforts to file with and seek to cause to be declared effective by the Securities and Exchange Commission registration statements (i) with respect to an offer to exchange the Senior Debentures for a series of senior debentures of the Company with terms substantially identical to the Senior Debentures, except for the elimination of certain transfer restrictions, and (ii) covering the resale of the shares of Common Stock of the Company issuable upon the exercise of the Warrants. The Company expects to file such registration statements in December 1997. In the event that the Company fails to meet certain target dates in connection with the registration of the Senior Debentures, additional interest of up to 2% per annum will accrue on the Senior Debentures until the required actions are completed.

New Credit Facility

     On November 26, 1997, COMFORCE Corporation and COI and certain subsidiaries thereof, as guarantors (the "Guarantors"), and various other direct and indirect active subsidiaries thereof, as borrowers (the "Borrowers") (COMFORCE Corporation, the Guarantors and the Borrowers collectively referred to as the "Company"), entered into a Loan and Security Agreement with Heller Financial, Inc., as lender and agent for other participating lenders (collectively, "Heller"), to provide to the Company a secured revolving credit facility (the "New Credit Facility") providing for borrowings of up to $75.0 million based on a specified percentage of the Company's eligible accounts receivable. At closing, the Company borrowed $37.3 million under the New Credit Facility.

     From the date of the closing until Heller receives the Company's audited financial statements for the year ended December 31, 1998 (the "Margin Date"), borrowings under the New Credit Facility bear interest, at the Company's option, at a per annum rate equal to either (i) the base rate as announced from time to time by the Board of Governors of the Federal Reserve System as the "Bank Prime Loan" rate (the "Base Rate") plus 0.50% or (ii) LIBOR plus 2.25%. Following the Margin Date, the interest rate is subject to adjustment quarterly by a percentage in excess of or less than the Base Rate or LIBOR as set forth below based upon a specified leverage ratio:


Leverage Ratio                         Base Rate                         LIBOR
--------------                         ---------                         -----

Greater than 6.00                      +.75                              +2.50
Greater than 5.50 but less than        +.50                              +2.25
or equal to 6.00
Greater than 4.50 but less than        +.25                              +2.00
or equal to 5.50
Greater than 4.00 but less than        +.00                              +1.75
or equal to 4.50
Equal to or less than 4.00             - .25                             +1.50

     The obligations evidenced by the New Credit Facility are secured by a pledge of the capital stock of the Borrowers and the Guarantors and security interests in substantially all of the assets of the Borrowers and the Guarantors. In addition, John Fanning, a former shareholder of Uniforce and the current holder of approximately 5.9% of the issued and outstanding Common Stock of the Company, provided cash collateral to Heller in the amount of $5.0 million. Under the terms of this agreement with Heller, $2.5 million of the amount pledged is required to be released when the Company has unused borrowing availability under the New Credit Facility of at least $15 million for 15 consecutive business days, with the balance to be released when the Company has $17.5 million of unused borrowing availability for a like period. As of the date of this Report, the Company has $15.0 million of unused borrowing availability under the New Credit Facility. As consideration for this agreement, the Company has agreed to pay to Mr. Fanning a 12% per annum yield on his cash collateral, less the actual return thereon as invested.

     The agreements evidencing the New Credit Facility contain various financial and other covenants and conditions, including, but not limited to, limitations on paying dividends, engaging in affiliate transactions, making acquisitions and incurring additional indebtedness. The scheduled maturity date of the New Credit Facility is November 26, 2002.

Financial Statements of Uniforce Services, Inc.

     Included  herein  are  the  following  financial   statements  of  Uniforce
     Services, Inc.:

     Audited Consolidated Financial Statements of Uniforce Services, Inc. Independent Auditors' Report
     Consolidated Balance Sheets as of December 31, 1996 and 1995
     Consolidated Statements of Earnings for years ended December 1, 1996, 1995 and 1994
     Consolidated Statements of Stockholders' Equity for years ended December 31, 1996, 1995 and 1994
     Consolidated Statements of Cash Flows for years ended December 31, 1996, 1995 and 1994
     Notes to Consolidated Financial Statements

     Unaudited Interim Financial Statements of Uniforce Services, Inc. Unaudited Consolidated Condensed Balance Sheet as of September 30, 1997 Unaudited Consolidated Condensed Statements of Earnings for the nine months ended September 30, 1997 and 1996
     Unaudited Consolidated Condensed Statements of Cash Flows for the nine months ended September 30, 1997 and 1996
     Notes to Unaudited Consolidated Condensed Financial Statements

                          Independent Auditors' Report

The Board of Directors and Stockholders
Uniforce Services, Inc.:

We have audited the accompanying consolidated balance sheets of Uniforce Services, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Uniforce Services, Inc. and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.



                                                           KPMG PEAT MARWICK LLP

Jericho, New York
March 7, 1997

                             UNIFORCE SERVICES, INC.
                                AND SUBSIDIARIES

                           Consolidated Balance Sheets

                           December 31, 1996 and 1995

                                     Assets                                                            1996                 1995
                                     ------                                                        ------------        ------------
Current assets:
   Cash and cash equivalents                                                                       $  5,283,422           6,444,859
   Accounts receivable (net of allowance for doubtful accounts of
      $68,000 and $167,000, in 1996 and 1995, respectively)                                          17,224,885          14,827,862
   Funding and service fees receivable (net of allowance for doubtful accounts of $212,000 and $402,000 in 1996 and 1995,
      respectively)                                                                                  18,759,814          20,918,753
   Current maturities of notes receivable from licensees (net of allowance for possible loss of $42,000 and $67,000 in 1996 and
      1995, respectively)                                                                                87,051             132,258
   Prepaid expenses and other current assets                                                          1,710,969           1,270,268
   Deferred income taxes                                                                                201,149             347,149
                                                                                                   ------------        ------------
                    Total current assets                                                             43,267,290          43,941,149
                                                                                                   ------------        ------------

Notes receivable  from  licensees  (net of current  maturities and allowance for possible loss of $64,000 and $92,000
  in 1996 and 1995, respectively)                                                                       136,157             182,642
Fixed assets - net                                                                                    3,775,661           2,125,413
Deferred costs and other assets (net of accumulated amortization of
  $2,105,777 and $1,685,970 in 1996 and 1995, respectively)                                           1,402,032             821,244
Cost in excess of fair value of net assets acquired (net of accumulated
  amortization of $681,601 and $335,954 in 1996 and 1995, respectively)                               6,388,240           3,525,741
                                                                                                   ------------        ------------
                                                                                                   $ 54,969,380          50,596,189
                                                                                                   ============        ============
                      Liabilities and Stockholders' Equity
                      ------------------------------------

Current liabilities:
   Loan payable                                                                                    $  1,000,000             750,000
   Payroll and related taxes payable                                                                  6,372,319           7,540,947
   Payable to licensees and clients                                                                   1,484,238           2,025,563
   Income taxes payable                                                                                      --             351,690
   Accrued expenses and other liabilities                                                             5,408,070           4,092,058
                                                                                                   ------------        ------------
                    Total current liabilities                                                        14,264,627          14,760,258
                                                                                                   ------------        ------------

Loan payable - non-current                                                                           25,750,000          11,250,000
Capital lease obligation - non-current                                                                  732,658             426,109

Stockholders' equity:
  Common stock $.01 par value,  authorized  10,000,000 shares;
     issued 5,109,788 and 4,991,213 shares in 1996 and 1995,
     respectively                                                                                        51,098              49,912
  Additional paid-in capital                                                                          8,825,128           7,789,598
  Retained earnings                                                                                  27,296,463          23,990,043
                                                                                                   ------------        ------------
                                                                                                     36,172,689          31,829,553
  Treasury stock, at cost, 2,084,245 and 829,500 shares in
    1996 and 1995, respectively                                                                     (21,950,594)         (7,669,731)
                                                                                                   ------------        ------------
                    Total stockholders' equity                                                       14,222,095          24,159,822
                                                                                                   ------------        ------------
                                                                                                   $ 54,969,380          50,596,189
                                                                                                   ============        ============

          See accompanying notes to consolidated financial statements.

                             UNIFORCE SERVICES, INC.
                                AND SUBSIDIARIES

                       Consolidated Statements of Earnings

                  Years ended December 31, 1996, 1995 and 1994

                                                                            1996                   1995                   1994
                                                                        -------------          -------------          -------------
Sales of supplemental staffing services                                 $ 134,437,421            126,267,842            108,485,992
Service revenues and fees                                                   7,713,935              8,203,490              6,694,742
                                                                        -------------          -------------          -------------

                   Total revenues                                         142,151,356            134,471,332            115,180,734

Cost of supplemental staffing services                                    104,685,598             98,162,571             83,766,726
Licensees' share of gross margin                                            7,976,831              9,473,431              9,895,870
General and administrative                                                 20,074,672             19,450,728             15,730,938
Litigation settlement                                                         360,000                     --                     --
Depreciation and amortization                                               1,073,759                940,668                941,196
                                                                        -------------          -------------          -------------

                   Total costs and expenses                               134,170,860            128,027,398            110,334,730
                                                                        -------------          -------------          -------------

Earnings from operations                                                    7,980,496              6,443,934              4,846,004

Other income (expense):
  Interest expense - net of interest and dividend
    income of $105,389, $161,504 and $131,970 in
    1996, 1995 and 1994, respectively                                      (2,170,386)              (727,980)              (127,378)
  Other income                                                                 44,621                 29,439                  7,125
                                                                        -------------          -------------          -------------

Earnings before provision for income taxes                                  5,854,731              5,745,393              4,725,751

Provision for income taxes                                                  2,185,000              2,182,000              1,775,000
                                                                        -------------          -------------          -------------

Net earnings                                                            $   3,669,731              3,563,393              2,950,751
                                                                        =============          =============          =============

Weighted average number of shares outstanding                               3,257,685              4,311,358              4,553,303
                                                                        =============          =============          =============

Net earnings per share                                                  $        1.13                    .83                    .65
                                                                        =============          =============          =============



          See accompanying notes to consolidated financial statements.

                             UNIFORCE SERVICES, INC.
                                AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

                  Years ended December 31, 1996, 1995 and 1994


                                                                          Additional                                      Total
                                                 Common stock              paid-in       Retained       Treasury       stockholders'
                                             Shares         Par value      capital       earnings         stock           equity
                                             ------         ---------      -------       --------         -----           ------
Balance at December 31, 1993                 4,721,443   $     47,214   $  5,842,145   $ 18,534,895    $ (3,716,141)   $ 20,708,113

Common stock issued                            225,370          2,254      1,399,303             --              --       1,401,557
Cash dividend declared ($.12 per share)             --             --             --       (533,052)             --        (533,052)
Stock option compensation expense                   --             --         18,000             --              --          18,000
Tax benefit of disqualifying dispositions           --             --        152,124             --              --         152,124
Treasury stock acquired                             --             --             --             --      (1,585,086)     (1,585,086)
Net earnings                                        --             --             --      2,950,751              --       2,950,751
                                          ------------   ------------   ------------   ------------    ------------    ------------

Balance at December 31, 1994                 4,946,813         49,468      7,411,572     20,952,594      (5,301,227)     23,112,407
Common stock issued                             44,400            444        259,806             --              --         260,250
Cash dividend declared ($.12 per share)             --             --             --       (525,944)             --        (525,944)
Stock option compensation expense                   --             --         18,000             --              --          18,000
Tax benefit of disqualifying dispositions           --             --        100,220             --              --         100,220
Treasury stock acquired                             --             --             --             --      (2,368,504)     (2,368,504)
Net earnings                                        --             --             --      3,563,393              --       3,563,393
                                          ------------   ------------   ------------   ------------    ------------    ------------

Balance at December 31, 1995                 4,991,213         49,912      7,789,598     23,990,043      (7,669,731)     24,159,822
Common stock issued                            118,575          1,186        870,908             --              --         872,094
Cash dividend declared ($.12 per share)             --             --             --       (363,311)             --        (363,311)
Stock option compensation expense                   --             --         18,000             --              --          18,000
Tax benefit of disqualifying dispositions           --             --        146,622             --              --         146,622
Treasury stock acquired                             --             --             --             --     (14,280,863)    (14,280,863)
Net earnings                                        --             --             --      3,669,731              --       3,669,731
                                          ------------   ------------   ------------   ------------    ------------    ------------

Balance at December 31, 1996                 5,109,788   $     51,098   $  8,825,128   $ 27,296,463    $(21,950,594)   $ 14,222,095
                                          ============   ============   ============   ============    ============    ============

          See accompanying notes to consolidated financial statements.

                             UNIFORCE SERVICES, INC.
                                AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                  Years ended December 31, 1996, 1995 and 1994

                                                                                     1996                1995              1994
                                                                                 ------------       ------------       ------------
Cash flows from operating activities:
  Net earnings                                                                   $  3,669,731          3,563,393          2,950,751
  Adjustments to reconcile net earnings to net cash
    provided (used) by operating activities:
      Depreciation and amortization                                                 1,073,759            940,668            941,196
      Deferred income taxes                                                           146,000             32,622            175,000
      Provision (recovery) for possible losses on
        receivables                                                                  (207,361)           583,998            140,651
      Provision (recovery) for possible losses on notes
        receivable and other assets                                                  (245,850)           247,165           (258,599)
      Stock option compensation expense                                                18,000             18,000             18,000
      (Increase) in accounts receivable                                            (1,480,962)        (3,137,221)        (1,203,381)
      (Increase) decrease in funding and service fees
        receivable                                                                  2,294,726         (6,907,658)        (5,164,472)
      (Increase) in prepaids and other assets                                        (431,020)          (769,180)           (44,131)
      Increase (decrease) in payroll and related taxes
        payable                                                                    (1,168,628)           533,026            799,426
      Increase (decrease) in payable to licensees and clients                        (541,325)           115,452            414,379
      Increase (decrease) in income taxes payable                                    (205,068)           451,910           (217,336)
      Increase in accrued expenses and other liabilities                            1,211,623            843,043          1,713,010
                                                                                 ------------       ------------       ------------

      Net cash provided (used) by operating activities                              4,133,625         (3,484,782)           264,494
                                                                                 ------------       ------------       ------------
Cash flows from investing activities:
  Acquisition of certain assets in connection with
    business combinations                                                          (3,783,655)                --         (3,204,772)
  Purchase of receivables in connection with
    acquisitions                                                                     (844,487)                --         (1,301,595)
  Notes receivable from licensees                                                    (100,325)          (163,741)          (391,557)
  Repayments on notes receivable from licensees                                       244,018            548,748            638,749
  (Increase) in deferred costs and other assets                                      (178,027)          (134,358)          (121,950)
  Purchases of fixed assets                                                        (1,464,477)          (669,979)          (591,796)
                                                                                 ------------       ------------       ------------

      Net cash (used) by investing activities                                      (6,126,953)          (419,330)        (4,972,921)
                                                                                 ------------       ------------       ------------

Cash flows from financing activities:
  Principal payments on capital lease obligations                                    (146,029)           (15,654)                --
  Borrowings under loans payable                                                   14,750,000         15,700,000          6,300,000
  Principal payments on loans payable                                                      --        (10,000,000)                --
  Proceeds from issuance of common stock                                              872,094            260,250            670,307
  Cash dividends paid                                                                (363,311)          (525,944)          (533,052)
  Purchase of treasury stock                                                      (14,280,863)        (2,368,504)        (1,585,086)
                                                                                 ------------       ------------       ------------

      Net cash provided by financing activities                                       831,891          3,050,148          4,852,169
                                                                                 ------------       ------------       ------------

Net increase (decrease) in cash and cash equivalents                               (1,161,437)          (853,964)           143,742
Cash and cash equivalents at beginning of year                                      6,444,859          7,298,823          7,155,081
                                                                                 ------------       ------------       ------------

Cash and cash equivalents at end of year                                         $  5,283,422          6,444,859          7,298,823
                                                                                 ============       ============       ============

Supplemental disclosures:
  Cash paid for:
    Interest                                                                     $  1,894,606            590,524            131,328
                                                                                 ============       ============       ============

    Income taxes, net of refunds                                                 $  2,376,805          1,690,040          1,835,734
                                                                                 ============       ============       ============


Non-cash Investing and Financing Activities:
During 1994, 127,720 shares of the Company's Common Stock, with an aggregate market value of $731,250 were issued in connection with the purchase of certain assets of Brannon & Tully(R).

During 1996 and 1995, the Company entered into capital leases for software and office equipment in the amounts of $556,967 and $524,909, respectively.

          See accompanying notes to consolidated financial statements.

                             UNIFORCE SERVICES, INC.
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued


                             UNIFORCE SERVICES, INC.
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                        December 31, 1996, 1995 and 1994

(1)  Description of Business

     Uniforce Services, Inc., together with its subsidiaries (the "Company"), provides supplemental personnel services to businesses, educational institutions, professional and service organizations, federal, state and local governmental agencies and others in the United States. The Company has selected specialized product lines within several of its licensed and company owned offices to provide skilled Information Services ("IS") professional employees, office automation specialists and medical office support. The Company also supplies financial, payroll and billing support services to independent supplemental staffing services. In addition, subsidiaries of the Company provide temporary laboratory staffing support to the scientific community; and provide confidential employee conversion and consulting services which enable client companies to utilize the services of former independent contractors and consultants. One of the Company's customers represented 10.2% of revenues in 1996.

(2)  Summary of Significant Accounting Policies

     (a)  Principles of  Consolidation

          The consolidated financial statements include the accounts of Uniforce Services, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     (b)  Depreciation and  Amortization

          Depreciation and amortization of fixed assets is computed on a straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their estimated useful lives or the respective lease periods.

          Intangible assets, which include covenants not to compete and territorial rights acquired, are being amortized over their estimated useful lives ranging from five to ten years using the straight-line method. The unamortized balance is included in deferred costs and other assets in the accompanying consolidated balance sheets.

     (c)  Deferred Licensee Acquisition Costs

          The Company has executed contracts for affiliation with existing supplemental staffing service companies. Such contracts require the Company to pay an affiliation fee which is amortized on a straight-line method over the minimum terms of the affiliation agreements which are generally five or ten years. In addition, the Company has paid similar fees for existing supplemental staffing service companies acquired by the Company's licensees. Under these arrangements, the Company has agreed to pay, on behalf of its licensees, one-half of the acquisition cost. Such costs are amortized on a straight-line basis over five or ten years. Amortization of deferred licensee acquisition costs amounted to $121,796, $129,530 and $183,649 in 1996, 1995 and 1994, respectively.

     (d)  Income Taxes

          The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes." SFAS 109 provides that income taxes be accounted for using the asset and liability method which requires the recognition of deferred income taxes for temporary differences between the financial reporting basis and tax basis of assets and liabilities.

                             UNIFORCE SERVICES, INC.
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued


     (e)  Earnings Per Share

          Earnings per share amounts are determined  using the weighted  average
          number  of  common  shares  and  dilutive  common  share   equivalents
          (options) outstanding.

     (f)  Use of Estimates

           Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (g)  Financial Instruments

          The fair values of all financial instruments classified as current assets or liabilities approximate their respective carrying values because of the short maturity of those instruments. The fair value of the Company's loans approximates book value since the interest rates are variable and accordingly are adjusted for market rate fluctuations.

     (h)  Long-Lived Assets

          In March 1995, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," was issued. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable measured by comparing the carrying amount of an asset to the future net cash flows expected to be generated by the asset. During 1996, the Company adopted SFAS No. 121 and determined that no impairment loss need be recognized for applicable assets and thus, it did not have a material impact on the Company's financial position or results of operations.

     (i)  Accounting for Stock-Based Compensation

          The Company records compensation expense for stock options only if the current market price of the underlying stock exceeds the exercise price on the date of the grant. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has elected not to implement the fair value based accounting method for stock options, but has elected to disclose the pro forma net earnings and pro forma earnings per share for employee and director stock option and warrant grants made beginning in 1995 as if such method had been used to account for stock-based compensation cost as described in SFAS No. 123.

     (j)  Reclassifications

          Certain reclassifications have been made to the 1994 financial statements to conform to the 1995 and 1996 presentation.

(3)  Acquisitions

     On May 17, 1996, the Company acquired certain assets of Montare International, a provider of Information Technology ("IT") contract professionals. The purchase price was $3,600,000 in cash. Pursuant to a separate agreement, the Company also acquired certain accounts receivable for $844,487. The purchase price and the accounts receivable acquired were financed through borrowings available under the Company's credit facility.

                             UNIFORCE SERVICES, INC.
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

This acquisition has been accounted for as a purchase and accordingly, the purchase price was allocated to assets based on the estimated fair value as of the date of the acquisition. The excess of the consideration paid over the estimated fair value of assets acquired in the amount of $3,158,022 has been recorded as cost in excess of fair value of net assets acquired (goodwill) and is being amortized over 20 years on the straight-line method. The Company assesses the recoverability of unamortized goodwill using the undiscounted projected future earnings from the related businesses. The operating results of Montare International have been included in the consolidated statement of earnings from the purchase date. The acquisition of Montare did not have a material impact on the Company's results of operations.

On April 18, 1994, the Company acquired certain assets of Brannon & Tully, a provider of IS contract professionals. The purchase price totaled $3,881,250 and consisted of $3,150,000 in cash and the issuance of 127,720 shares of Common Stock of the Company. Pursuant to a separate agreement, the Company also acquired certain accounts receivable, with recourse, for $1,301,595. The cash portion of the purchase price and the accounts receivable acquired were financed through borrowings available under the Company's credit facility.

This acquisition has been accounted for as a purchase and accordingly, the purchase price was allocated to assets based on the estimated fair value as of the date of the acquisition. The excess of the consideration paid over the estimated fair value of assets acquired in the amount of $3,781,925 has been recorded as cost in excess of fair value of net assets acquired (goodwill) and is being amortized over 20 years on the straight-line method.

The operating results of Brannon & Tully have been included in the consolidated statements of earnings from the purchase date. The following unaudited pro forma consolidated results of operations assume the acquisition of Brannon & Tully occurred on January 1, 1994:

                                                  December 31,
                                                      1994
                                                  ------------
         Revenues                                 $118,826,683

         Net earnings                                3,181,632

         Earnings per share                       $        .69
                                                  ============

The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the acquisition occurred at the beginning of the period or of results which may occur in the future.

One of the former principals of Brannon & Tully entered into an employment agreement with the Company. His employment agreement was for a term of five years, but could be terminated by either party at any time after one year, upon not less than 90 days notice. Beginning in 1995, the employment agreement provided for incentive compensation based upon improvements in gross profits relating to certain offices to which the officer rendered employment services and provided active assistance. The amount of incentive compensation earned in 1995 under the agreement was $370,172. The employment agreement was terminated during 1995.

                             UNIFORCE SERVICES, INC.
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued


(4)  Fixed Assets

     Fixed assets are stated at cost as follows:

                                                      Dec. 31,         Dec. 31,         Estimated
                                                        1996             1995           useful life
                                                     ----------       ----------        -----------
Computer equipment                                   $2,461,249       $2,050,173          8 years
Computer software                                     1,451,319          670,605        3-5 years
Furniture, fixtures, office
  equipment and other                                 1,545,706        1,480,125       5-15 years
Leasehold improvements & signs                          534,878          488,099    Life of lease
                                                     ----------       ----------
                                                      5,993,152        4,689,002
Less accumulated depreciation and
  amortization                                        2,217,491        2,563,589
                                                     ----------       ----------

                                                     $3,775,661       $2,125,413
                                                     ==========       ==========


Depreciation and amortization expense on fixed assets amounted to $403,952, $364,025 and $291,751 for the years ended December 31, 1996, 1995 and 1994, respectively.

(5)  Loan Payable

     On December 8, 1995, the Company entered into an agreement with a financial institution creating a three-year $35,000,000 credit facility (the "Credit Facility"). The Credit Facility comprises a term loan in the amount of $3,000,000 (the "Term Loan") to be paid in monthly installments of $62,500 in 1996, $83,333 in 1997 and $104,167 in 1998, with the balance outstanding due on December 1, 1998 and a $32,000,000 revolving credit facility (the "Revolving Facility") which expires on December 1, 1998. The Company may borrow against the Revolving Facility up to 85% of eligible accounts receivable and eligible service and funding fees receivable. The Term Loan bears interest at the Company's election at either the lender's floating base rate plus .25%, or LIBOR (London Interbank Offered Rate) plus 2.25%. Borrowings under the Revolving Facility bear interest at the Company's election at either the lender's floating base rate, or LIBOR plus 2.125%. Borrowings under the Credit Facility are secured by a first priority security interest in all owned and after-acquired real and personal property of the Company.

     At December 31, 1996, the Company had outstanding borrowings of $2,250,000 under the Term Loan bearing interest at an average rate of 7.8% and $24,500,000 of borrowings under the Revolving Facility bearing interest at an average rate of 7.7%.

     The Credit Facility contains a variety of affirmative and negative covenants of types customary in an asset-based lending facility including, among other things, minimum net worth and profitability levels, with which the Company is in compliance as of December 31, 1996.

     The Credit Facility was used to repay existing indebtedness as described below and to finance the offer to purchase the Company's Common Stock in January 1996 as described in Note 9.

     Prior to December 8, 1995, the Company maintained, with two banks, a working capital credit facility and a revolving credit and term loan facility. The working capital credit facility represented an open line of credit of up to $12,000,000 (increased from $10,000,000, effective in November 1995), borrowings under which were payable on demand. Outstanding borrowings bore interest, at the Company's option, at the banks' prime rate or at a rate 120 basis points above the banks' LIBOR Rate. This working capital credit facility was terminated on

                             UNIFORCE SERVICES, INC.
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued


     December 8, 1995. In addition, the Company maintained a revolving credit and term loan agreement which provided for a two-year $6,000,000 facility, outstanding borrowings under which, at the Company's option, could be converted at the maturity of the revolving credit facility into a five-year term loan. Effective November 1995, in connection with the increase in the Company's working capital facility described above, the revolving credit and term loan agreement (under which there were no outstanding borrowings) was terminated.

6)   Income Taxes

     The components of the provision for Federal and state income taxes are as follows:

                                     1996              1995              1994
                                  ----------        ----------        ----------
Federal:
    Current                       $1,756,500        $1,868,000        $1,384,000
    Deferred                         135,500            27,000           151,000

State:
    Current                          282,500           282,000           216,000
    Deferred                          10,500             5,000            24,000
                                  ----------        ----------        ----------

                                  $2,185,000        $2,182,000        $1,775,000
                                  ==========        ==========        ==========

Income tax expense differed from that which would have resulted by applying the statutory Federal income tax rates to earnings before provision for income taxes as a result of the following items:

                                                     1996                           1995                           1994
                                                     ----                           ----                           ----
Expected tax on pre-tax
  earnings                                $ 1,991,000         34.0%     $ 1,953,000          34.0%      $ 1,607,000          34.0%
Tax-exempt interest and
  qualified dividends                              --         --             (5,000)          (.1)          (13,000)          (.3)
State taxes, net of Federal
  income tax benefit                          193,000          3.3          189,000           3.3           158,000           3.4
Other, net                                      1,000         --             45,000            .8            23,000            .5
                                          -----------         ----      -----------          ----       -----------          ----


Income tax provision                      $ 2,185,000         37.3%     $ 2,182,000          38.0%      $ 1,775,000          37.6%
                                          ===========         ====      ===========          ====       ===========          ====

The tax effect of temporary differences which give rise to significant portions of deferred tax assets and liabilities are as follows:

                                                  Dec. 31, 1996    Dec. 31, 1995
                                                  -------------    -------------
Notes receivable, due primarily to allowances
  for possible loss                                 $ 122,960         $ 142,356
Receivables, due primarily to allowances
  for doubtful accounts                               104,803           212,148
Accrued expenses not currently deductible              67,140                --
Accelerated depreciation and amortization for
  tax purposes                                       (164,094)          (61,240)
Other                                                  70,340            53,885
                                                    ---------         ---------

                                                    $ 201,149         $ 347,149
                                                    =========         =========

                             UNIFORCE SERVICES, INC.
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued


(7)  Employment Agreements and Transactions

     The Company has employment agreements with two of its officers providing for, among other things, their continued employment through December 31, 1997. In addition, the agreements provide for incentive compensation which is based upon the Company's pre-tax earnings. Incentive compensation earned in 1996, 1995 and 1994, pursuant to such agreements, was $273,592, $221,298 and $263,677, respectively.

     In January 1996, the Company entered into arrangements with two of its officers. Under such arrangements, the executive officers are entitled to receive cash bonuses aggregating $1,041,018 payable to the extent of 10% thereof three years after consummation of the tender offer described in
     Note 9, to the extent of 30% thereof four years after consummation of the offer and as to the balance thereof five years after consummation of the offer, provided that the recipient is then employed by the Company. The executive officers were granted options to purchase an aggregate of 92,535 shares of Common Stock, such options to vest in installments through January 1999. The exercise price of such options was $11.25 per share. The cash bonus installments and option installments are subject to acceleration in the event of death, merger of the Company, sale of all or substantially all of the Company's assets or a change in control of the Company.

(8)  Stock Options

     During 1991, the Board of Directors of the Company approved the 1991 Stock Option Plan (the 1991 Plan) which provides for the issuance of up to 500,000 stock options to officers and employees of the Company. Each option granted pursuant to the 1991 Plan shall be designated at the time of grant as either an "incentive stock option" or as a "non-qualified stock option."

     In addition, the Company maintains two employee stock option plans, and a non-qualified stock option plan for its Licensees. The plans (except for options designated as non-qualified stock options) provide for options to be granted at 100% of the fair market value of the Company's Common Stock and provide that the exercise price of options may not be less than 110% of such fair market value in the case of an employee owning 10% or more of the voting power of the Company's stock. At the time options are granted, the Company may impose a waiting period before options can be exercised. Non-qualified stock options may not be granted at less than 75% of the fair market value of the Company's Common Stock at the date of grant.

     During 1991, non-qualified stock options with respect to 90,000 shares were granted under the 1991 Plan at 75% of the fair market value of the Company's Common Stock on the date of the grant. The grant resulted in compensation expense of $180,000 to be allocated to current and future periods as earned. Additional paid-in capital has been credited to the extent of aggregate compensation earned since the grant of $103,500.

     In 1995 the Stockholders of the Company approved the Directors' Stock Option Plan (the "Directors' Plan") which permits the granting of a maximum of 100,000 stock options to its outside Directors. The purpose of the plan is to secure for the Company and its stockholders the benefits arising from stock ownership by its outside Directors.

     At December 31, 1996, an aggregate of 507,538 shares of common stock has been reserved for issuance under the plans. Activity in stock options is summarized as follows:

                             UNIFORCE SERVICES, INC.
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

                                           Outstanding         Weighted average
                                             options             exercise price
                                             -------             --------------
December 31, 1993                            534,575                $7.16
Options granted                               41,878                11.37
Options exercised                            (97,650)                6.86
Options lapsed/canceled                      (18,800)               11.02
                                             -------

December 31, 1994                            460,003                 7.45
Options granted                                2,500                 8.25
Options exercised                            (44,400)                5.86
Options lapsed/canceled                      (89,553)               10.74
                                             -------

December 31, 1995                            328,550                 6.77
Options granted                              121,035                11.31
Options exercised                           (118,575)                7.35
Options lapsed/canceled                         (500)               11.50
                                             -------

December 31, 1996                            330,510                $8.22
                                             =======


     There are 199,060 options exercisable as of December 31, 1996 at a weighted average exercise price of $7.85.

     The per share weighted average fair value of stock options granted during 1996 was $4.06 on the date of the grant using the Black Scholes option-pricing model with the following weighted average assumptions: risk free interest rate of 5.3%, expected stock volatility of 50% and an expected option life of 3.5 years. The aggregate fair value of the options granted in 1995 was not material.

     The Company applies APB Opinion No. 25 in accounting for its stock option grants and, accordingly, no compensation cost has been recognized in the financial statements for its stock options which have an exercise price equal to or greater than the fair value of the stock on the date of the grant. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                       1996
                                                       ----
        Net earnings:
             As reported                            $3,669,731
             Pro forma                               3,523,089

        Earnings per share:
             As reported                                 $1.13
             Pro forma                                    1.08


     Pro forma net earnings reflect only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net earnings amounts presented above because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to January 1, 1995 was not considered.

     Optionees have made disqualifying dispositions of common stock which had been acquired through the exercise of incentive and non-qualified stock options. As a result of the disqualifying dispositions, the Company receives a tax benefit for the difference between the option price and the fair market value of its common stock. The benefit

                             UNIFORCE SERVICES, INC.
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

     of $146,622,  $100,220 and $152,124 in 1996,  1995 and 1994,  respectively,
     has  been  reflected  in  the  accompanying   consolidated   statements  of
     stockholders' equity.

(9)  Tender Offer

     On December 11, 1995, the Company made an offer to purchase for cash up to 1,250,000 shares of its Common Stock at $11.25 net per share (the Offer). The 1,250,000 shares that the Company offered to purchase represented approximately 30% of the Shares outstanding. In January 1996, the Offer was successfully completed. The total amount required to purchase the 1,250,000 shares was $14,062,500, exclusive of related fees and other expenses. The purchase price and related expenses were funded with available borrowings under the Credit Facility.

(10) Commitments and Contingencies

     In April 1994, various prior insurance carriers and their not-for-profit trade association filed a civil action against the Company, its officers and various other parties. The Plaintiffs allege breach of contract and tort causes of action for underpayment of premiums. The Company denies the validity of the Plaintiffs' claims. The Company has asserted substantial claims in opposition to the Plaintiffs' claims. Additionally, the Company and its subsidiaries have filed suit against various prior worker compensation carriers alleging claims mismanagement. Management regards as unlikely that the outcome of those actions will have a material adverse effect on the financial position of the Company.

     In January 1996, various vendors of training films filed an action against the Company. The plaintiffs alleged that the Company improperly used and/or copied plaintiffs' tapes. In 1996 the Company settled this matter.

     The Company is obligated under various leases for office space and equipment through 2006. Net rental expense for the years ended December 31, 1996, 1995 and 1994 amounted to approximately $1,100,000, $871,000 and
     $734,000, respectively.

     Following is a schedule of total minimum lease payments under noncancelable operating leases as of December 31, 1996:



                    1997                                   $1,153,272
                    1998                                    1,034,708
                    1999                                      857,584
                    2000                                      562,115
                    2001                                      534,847
                    Thereafter                              2,596,140
                                                           ----------

      Total minimum lease payments                         $6,738,666
                                                           ==========

                             UNIFORCE SERVICES, INC.
                                AND SUBSIDIARIES


                    UNIFORCE SERVICES, INC. AND SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEET
                               September 30, 1997
                                   (Unaudited)

                                 ASSETS
                                 ------
Current assets:
     Cash and cash equivalents                                                $  6,555,275
     Accounts receivable - net                                                  20,677,331
     Funding and service fees receivable - net                                  25,845,143
     Prepaid expenses and other current assets                                     802,412
     Deferred income taxes                                                         201,149
                                                                              ------------
     Total current assets                                                       54,081,310
                                                                              ------------
Fixed assets - net                                                               4,336,002
Deferred costs and other assets - net                                            1,252,509
Cost in excess of fair value of net assets acquired                              6,122,188
                                                                              ------------
                                                                              $ 65,792,009
                                                                              ============
                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      -------------------------------------
Current liabilities:
     Loan payable                                                             $  2,000,000
     Payroll and related taxes payable                                           7,220,332
     Payable to licensees and clients                                            1,273,888
     Income taxes payable                                                          485,147
     Accrued expenses and other liabilities                                      2,705,757
                                                                              ------------
     Total current liabilities                                                  13,685,124
                                                                              ------------
Loan payable - non-current                                                      34,097,655
Capital lease obligation - non-current                                             577,175
Stockholders' equity:
     Common stock $.01 par value                                                    51,228
     Additional paid-in capital                                                  9,027,840
     Retained earnings                                                          30,303,581
                                                                              ------------
                                                                                39,382,649
     Treasury stock, at cost, 2,084,245 shares                                 (21,950,594)
                                                                              ------------
Total stockholders' equity                                                      17,432,055
                                                                              ------------
                                                                              $ 65,792,009
                                                                              ============


     See accompanying notes to consolidated condensed financial statements.

                             UNIFORCE SERVICES, INC.
                                AND SUBSIDIARIES


                    UNIFORCE SERVICES, INC. AND SUBSIDIARIES
                  CONSOLIDATED CONDENSED STATEMENTS OF EARNINGS
                                   (Unaudited)


                                                       Nine Months Ended
                                                         September 30,
                                                 -------------------------------
                                                      1997             1996
                                                 -------------    -------------
Sales of supplemental staffing services          $ 127,265,243    $  97,804,122
Service revenues and fees                            5,687,806        5,589,180
                                                 -------------    -------------
     Total revenues                                132,953,049      103,393,302
                                                 -------------    -------------
Costs and expenses:
     Cost of supplemental staffing services        100,783,201       76,214,231
     Licensees' share of gross margin                6,665,450        5,832,735
     General and administrative                     17,100,195       14,556,306
     Merger transaction costs                          225,000               --
     Depreciation & amortization                       952,779          783,419
                                                 -------------    -------------
     Total costs and expenses                      125,726,625       97,386,691
                                                 -------------    -------------
Earnings from operations                             7,226,424        6,006,611
Other income (expense):
     Interest - net                                 (1,829,458)      (1,563,728)
     Other - net                                         9,170           18,954
                                                 -------------    -------------
Earnings before provision for income taxes           5,406,136        4,461,837
Provision for income taxes                           2,126,000        1,695,000
                                                 -------------    -------------
NET EARNINGS                                     $   3,280,136    $   2,766,837
                                                 =============    =============
Weighted average number of shares outstanding:
     Primary                                         3,231,505        3,273,265
     Fully Diluted                                   3,286,096        3,293,492
NET EARNINGS PER SHARE:
     Primary                                     $        1.02    $         .85
                                                 =============    =============
     Fully Diluted                               $        1.00    $         .84
                                                 =============    =============

     See accompanying notes to consolidated condensed financial statements.

                             UNIFORCE SERVICES, INC.
                                AND SUBSIDIARIES


                    UNIFORCE SERVICES, INC. AND SUBSIDIARIES
                 CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                Nine Months Ended September 30,
                                                                -------------------------------
                                                                     1997            1996
                                                                 ------------     ------------
Cash flows from operating activities:
     Net earnings                                               $  3,280,136    $  2,766,837
     Adjustments to reconcile net earnings to net cash (used)
       by operating activities:
        Depreciation and amortization                                952,779         783,419
        (Increase) in receivables and prepaid expenses            (9,542,167)     (4,480,953)
        Stock option compensation expense                             13,500          13,500
        (Decrease) in liabilities                                 (1,424,021)        (89,907)
                                                                ------------    ------------
Net cash (used) by operating activities                           (6,719,773)     (1,007,104)
                                                                ------------    ------------
Cash flows from investing activities:
     Purchases of fixed assets                                    (1,084,964)       (774,916)
     (Increase) in deferred costs and other assets                   (31,906)       (410,786)
     Net assets acquired from Montare                                     --      (4,628,142)
                                                                ------------    ------------
Net cash (used) by investing activities                           (1,116,870)     (5,813,844)
                                                                ------------    ------------
Cash flows from financing activities:
     Principal payments on capital lease obligations                (155,483)       (195,934)
     Increase in loan payable                                      9,347,655      17,450,609
     Cash dividends paid                                            (273,018)       (272,605)
     Purchase of treasury stock                                           --     (14,280,863)
     Proceeds from issuance of common stock                          189,342       1,034,716
                                                                ------------    ------------
Net cash provided by financing activities                          9,108,496       3,735,923
                                                                ------------    ------------
Net increase (decrease) in cash and cash equivalents               1,271,853      (3,085,025)
     Cash and cash equivalents at beginning of period              5,283,422       6,444,859
                                                                ------------    ------------
     Cash and cash equivalents at end of period                 $  6,555,275    $  3,359,834
                                                                ============    ============
Supplemental disclosures:
     Cash paid for:
        Interest                                                $  1,666,718    $  1,310,366
                                                                ------------    ------------
        Income taxes                                            $  1,433,048    $  1,601,379
                                                                ------------    ------------

Non-cash financing activities:
During 1996, the Company entered into capital leases in the amount of $551,405.

     See accompanying notes to consolidated condensed financial statements.

                             UNIFORCE SERVICES, INC.
                                AND SUBSIDIARIES


                    UNIFORCE SERVICES, INC. AND SUBSIDIARIES
              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                   (Unaudited)


1.   Principles of consolidation

     The consolidated financial statements include the accounts of Uniforce Services, Inc. and its wholly-owned subsidiaries ("Uniforce"). All significant intercompany accounts and transactions have been eliminated in consolidation.

2.   Consolidated condensed financial statements

     The consolidated condensed financial statements, as shown in the accompanying index, have been prepared by Uniforce without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 30, 1997, and for all periods presented have been made.

     Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed, reclassified or omitted. It is suggested that these consolidated condensed financial statements be read in conjunction with the consolidated financial statements and notes thereto included in Uniforce's December 31, 1996 financial statements. The results of operations for the periods ended September 30, 1997 are not necessarily indicative of the operating results which may be achieved for the full year.

     Tax accruals have been made based on estimated effective annual tax rates for the periods presented.

3.   Litigation Settlement

     In April 1994, various insurance carriers and their not-for-profit trade association filed an action against Uniforce, its officers and various other parties; in May 1996, the Plaintiffs filed their Third Amended Complaint. The Plaintiffs alleged breach of contract and tort causes of action for underpayment of premiums. Uniforce denied liability and asserted substantial claims in opposition to the Plaintiffs' claims. Additionally Uniforce and its subsidiaries filed suit against various prior workers' compensation carriers alleging claims mismanagement. In July 1997, both matters were settled. The terms of the settlement are confidential by agreement. The settlement did not have a material effect on Uniforce's financial condition or operating results.

4.   Agreement and Plan of Merger

     On August 13, 1997, Uniforce entered into an Agreement and Plan of Merger (the "Merger Agreement") under which it will be acquired by COMFORCE Corporation ("COMFORCE"). Pursuant to the Merger Agreement a subsidiary of COMFORCE is to make a tender offer (the "Tender Offer") to acquire all of the issued and outstanding common stock of Uniforce for $28.00 in cash and .5217 shares of COMFORCE common stock for each share of Uniforce common stock. The consummation of the Tender Offer is contingent upon a number of conditions, including
COMFORCE obtaining debt financing sufficient to complete the purchase of Uniforce's shares. The Merger Agreement provides that after the consummation of the Tender Offer the COMFORCE subsidiary will be merged with and into Uniforce, with Uniforce being the surviving corporation and becoming a wholly-owned subsidiary of

                             UNIFORCE SERVICES, INC.
                                AND SUBSIDIARIES


         Notes to Consolidated Condensed Financial Statements, Continued

COMFORCE. On October 27, 1997 a Joint Proxy Statement/Prospectus relating to the Merger Agreement was declared effective by the Securities and Exchange Commission and COMFORCE commenced the Tender Offer. The Tender Offer is expected to remain open through November 24, 1997 unless extended.

Pro Forma Financial Information of COMFORCE Corporation.

     Included herein is the following pro forma financial information of COMFORCE Corporation:

     Unaudited Pro Forma Combined Financial Statements of COMFORCE Corporation. Introduction
     Unaudited Pro Forma Combined Balance Sheet as of September 30, 1997 Unaudited Pro Forma Combined Statement of Operations for the nine months ended September 30, 1997
     Unaudited Pro Forma Combined Statement of Operations for the nine months ended September 30, 1996
     Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 1996
     Notes to Unaudited Pro Forma Combined Financial Statements

                      COMFORCE Corporation and Subsidiaries
                UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma combined financial statements of COMFORCE Corporation (the "Company") reflect (i) the treatment of the operation of the Company's jewelry business prior to January 1, 1996 as a discontinued operation;
(ii) the acquisition of business operating in the staffing industry, including COMFORCE Telecom, Inc. ("COMFORCE Telecom") in 1995, Williams Communications Services, Inc. ("Williams"), RRA, Inc., Project Staffing Support Team, Inc. and DataTech Technical Services, Inc. (collectively, "RRA"), Force Five, Inc. ("Force Five"), Continental Field Services Corp. ("Continental"), and AZATAR Computer Systems, Inc. ("AZATAR"), completed in 1996, RHO Company Incorporated ("Rhotech"), completed in 1997, and the proposed acquisition of Uniforce Services, Inc. ("Uniforce") as if such acquisitions had occurred on January 1, 1996 (other than the unaudited pro forma balance sheet at September 30, 1997, which has been prepared as if all such acquisitions were consummated as of such date) (and accounted for by the purchase method); and (iii) the financing of $167 million of debt contemplated by this transaction as if such debt were outstanding for all periods presented and replaced all historical financing arrangements. Prior to its acquisition by the Company, each of these acquired businesses operated as a separate independent entity. Since the unaudited pro forma combined financial statements set forth below show the combined financial condition and operating results of these recently acquired businesses during periods when they were not under common control or management, the information presented may not be indicative of the results which would have actually been obtained had such acquisitions been completed on the dates indicated, or the Company's future financial or operating results. These unaudited pro forma combined financial statements should be read in conjunction with the financial statements of the respective entities included therein, and the related notes thereto.

                              COMFORCE Corporation

                   Unaudited Pro Forma Combined Balance Sheet

                            as of September 30, 1997
                                 (in thousands)

                                                                                                        Pro Forma        Pro Forma
                                                                        COMFORCE       Uniforce       Adjustments(1)   (the Company)
                                                                        --------       --------       --------------   -------------
Current assets:
Cash and cash equivalents ......................................       $   2,670      $   6,555        $  (7,151)         $   2,074
Restricted cash and equivalents ................................             360             --               --                360
Accounts receivable and Service fees receivable, net ...........          26,547         46,522               --             73,069
Prepaid expenses ...............................................           1,050            803               --              1,853
Deferred financing fees ........................................           1,628             --           (1,628)                --
Income tax receivable ..........................................             590             --               --                590
Deferred income taxes ..........................................           2,028            201            3,000              5,229
Other assets ...................................................             243             --               --                243
                                                                       ---------      ---------        ---------          ---------
      Total current assets .....................................          35,116         54,081           (5,779)            83,418
                                                                       ---------      ---------        ---------          ---------
Deferred financing fees ........................................              --            324            7,676              8,000
Property and equipment, net of accumulated
   depreciation ................................................           1,449          4,336               --              5,785
Intangible assets, net of accumulated amortization .............          38,722          7,051           85,614            131,387
Other assets ...................................................             452             --               --                452
                                                                       ---------      ---------        ---------          ---------
      Total assets .............................................       $  75,739      $  65,792        $  87,511          $ 229,042
                                                                       =========      =========        =========          =========
Current liabilities:
Borrowings under revolving line of credit ......................       $  16,488      $   2,000        $ (14,488)         $   4,000
Current portion of capitalized lease obligations ...............              --            204               --                204
Accounts payable ...............................................             956          1,274               --              2,230
Accrued expenses ...............................................           5,232          2,502               --              7,734
Accrued payroll and payroll taxes ..............................           3,337          7,220               --             10,557
Income taxes ...................................................              --            485               --                485
                                                                       ---------      ---------        ---------          ---------
      Total current liabilities ................................          26,013         13,685          (14,488)            25,210
                                                                       ---------      ---------        ---------          ---------
Capitalized lease obligations ..................................              --            577               --                577
Deferred income tax ............................................              90             --               --                 90
Long-term bank debt ............................................          20,000         34,098          (21,098)            33,000
Notes and Senior Debentures ....................................              --             --          130,000            130,000
Other ..........................................................             690             --               --                690
Commitments and contingencies ..................................              --             --               --                 --
Stockholders' equity:
Series F Senior convertible preferred stock ....................               1             --               --                  1
Common stock ...................................................             137             51              (35)               153
Additional paid-in capital .....................................          30,485          9,028            3,113             42,626
Retained deficit, since January 1, 1996 ........................          (1,677)            --           (1,628)            (3,305)
Retained earnings ..............................................              --         30,304          (30,304)                --
Treasury stock .................................................              --        (21,951)          21,951                 --
                                                                       ---------      ---------        ---------          ---------
      Total stockholders' equity ...............................          28,946         17,432           (6,903)            39,475
                                                                       ---------      ---------        ---------          ---------
Total liabilities and stockholders' equity .....................       $  75,739      $  65,792        $  87,511          $ 229,042
                                                                       =========      =========        =========          =========



         See notes to unaudited pro forma combined financial statements.

                              COMFORCE CORPORATION

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997(2)

                      (in thousands except per share data)

                                                                                                      Pro Forma         Pro Forma
                                                       COMFORCE         Rhotech         Uniforce     Adjustments(3)    (the Company)
                                                       --------         -------         --------     --------------    -------------
Revenues ........................................      $ 145,986       $  15,416        $ 132,953              --       $ 294,355
Cost of revenues ................................        127,227          14,411          107,449              --         249,087
                                                       ---------       ---------        ---------       ---------       ---------
   Gross profit .................................         18,759           1,005           25,504              --          45,268
Operating expenses:
   Selling, general and administrative ..........         11,842           1,524           17,325              --          30,691
   Depreciation and amortization ................          1,241              40              953           1,480           3,714
                                                       ---------       ---------        ---------       ---------       ---------
Income (loss) from operations ...................          5,676            (559)           7,226          (1,480)         10,863
Other (income) expense:
Bridge financing costs ..........................          5,822              --               --              --           5,822
Other ...........................................           (344)            384               (9)             --              31
Interest expense ................................          2,151             207            1,829          11,091          15,278
                                                       ---------       ---------        ---------       ---------       ---------
                                                           7,629             591            1,820          11,091          21,131
                                                       ---------       ---------        ---------       ---------       ---------
Income (loss) before income taxes ...............         (1,953)         (1,150)           5,406         (12,571)        (10,268)
Provision (credit) for income taxes .............           (646)             --            2,126          (4,721)         (3,241)
                                                       ---------       ---------        ---------       ---------       ---------
Net income (loss) ...............................         (1,307)      $  (1,150)       $   3,280       $  (7,850)         (7,027)
                                                                       =========        =========       =========

Dividends on preferred stock ....................            732                                                               18
                                                       ---------                                                        ---------
Loss available for common stockholders ..........      $  (2,039)                                                       $  (7,045)
                                                       =========                                                        =========
Loss per share from operations ..................      $   (0.15)                                                       $   (0.45)
                                                       =========                                                        =========
Weighted average shares outstanding .............         13,256                                                           15,512(4)
                                                       =========                                                        =========


         See notes to unaudited pro forma combined financial statements.

                              COMFORCE CORPORATION

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996(2)

                      (in thousands except per share data)

                                                                                             FORCE
                                                  COMFORCE       Williams        RRA          FIVE           AZATAR      Continental
                                                  --------       --------        ---          ----           ------      -----------
Revenues ...................................       $33,514           $657       $22,799        $4,598         $5,781         $7,377
Cost of revenues ...........................        28,690            499        20,959         3,454          4,619          6,259
                                                  --------       --------      --------      --------       --------       --------
Gross profit ...............................         4,824            158         1,840         1,144          1,162          1,118
Operating expenses:
Selling, general and
   administrative ..........................         2,891             64         1,375         1,274            555            802
Depreciation and
   amortization ............................           343              1            34            24             25             13
                                                  --------       --------      --------      --------       --------       --------
Income (loss) from
   operations ..............................         1,590             93           431          (154)           582            303
Other expense (income) .....................           (29)            --            --            --            (54)           (23)
Interest expense (income) ..................           102             --            34             7             29              5
                                                  --------       --------      --------      --------       --------       --------
                                                        73             --            34             7            (25)           (18)
                                                  --------       --------      --------      --------       --------       --------
Income (loss) before income
   taxes ...................................         1,517             93           397          (161)           607            321
Provision (credit) for income
   taxes ...................................           610             39            --           (49)           254             --
                                                  --------       --------      --------      --------       --------       --------
Net income (loss) ..........................           907            $54          $397          $112           $353           $321
                                                  ========       ========      ========      ========       ========       ========

Less dividends on preferred
   stock..................                             193
                                                  --------
Add dividends on common
   stock equivalents......                              18
                                                  --------
Income (loss) available for
   common stockholders....                            $732
                                                  ========
Income (loss) per share from
   operations.............                           $0.06
                                                  ========

Weighted average shares
   outstanding............                          12,661
                                                  ========

                                                                                                        Pro Forma         Pro Forma
                                                    Rhotech          Uniforce          MONTARE        Adjustment(3)    (the Company)
                                                    -------          --------          -------        -------------    -------------
Revenues ..................................          $63,556         $103,393            $2,474                --          $244,149
Cost of revenues ..........................           56,656           82,047             1,671                --           204,854
                                                   ---------        ---------         ---------         ---------         ---------
Gross profit ..............................            6,900           21,346               803                --            39,295
Operating expenses:
Selling, general and
   administrative .........................            5,321           14,556               546                --            27,384
Depreciation and
   amortization ...........................              226              783                 6             2,184             3,639
                                                   ---------        ---------         ---------         ---------         ---------
Income (loss) from
   operations .............................            1,353            6,007               251            (2,184)            8,272
Other expense (income) ....................              197              (19)              (14)               --                58
Interest expense (income) .................              984            1,564                --            12,553            15,278
                                                   ---------        ---------         ---------         ---------         ---------
                                                       1,181            1,545               (14)           12,553            15,336
                                                   ---------        ---------         ---------         ---------         ---------
Income (loss) before income
   taxes ..................................              172            4,462               265           (14,737)           (7,064)
Provision (credit) for income
   taxes ..................................               --            1,695                --            (4,509)           (1,960)
                                                   ---------        ---------         ---------         ---------         ---------
Net income (loss) .........................             $172           $2,767              $265          $(10,228)           (5,104)
                                                   =========        =========         =========         =========         =========

Less dividends on preferred
   stock ...............................                                                                                       18(5)
                                                                                                                           ---------
Add dividends on common
   stock equivalents
                                                                                                                           ---------
Income (loss) available for
   common stockholders .................                                                                                    $(5,122)
                                                                                                                           =========
Income (loss) per share from
   operations ..........................                                                                                     $(0.40)
                                                                                                                           =========

Weighted average shares
   outstanding .........................                                                                                   12,980(4)
                                                                                                                           =========


         See notes to unaudited pro forma combined financial statements.

                              COMFORCE CORPORATION

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                    FOR THE YEAR ENDED DECEMBER 31, 1996 (2)

                      (in thousands except per share data)

                                                                   FORCE
                             COMFORCE     Williams      RRA         FIVE        AZATAR     Continental    Rhotech
                             --------     --------      ---         ----        ------     -----------    -------
Revenues .............       $55,867         $657     $22,799       $4,598       $6,403       $8,368      $85,746
Cost of revenues .....        47,574          499      20,959        3,454        5,054        7,017       76,457
                           ---------    ---------   ---------    ---------    ---------    ---------    ---------
Gross profit .........         8,293          158       1,840        1,144        1,349        1,351        9,289
Operating expenses:
Selling, general and
   administrative ....         5,266           64       1,375        1,274          612          898        7,215
Depreciation and
   amortization ......           614            1          34           14           28           13          297
                           ---------    ---------   ---------    ---------    ---------    ---------    ---------
Income(loss) from
   operations ........         2,413           93         431         (144)         709          440        1,777
Other (income) expense           (40)          --                                   (54)         (25)         260
Interest expense
   (income) ..........           201           --          34            7           29            5        1,317
                           ---------    ---------   ---------    ---------    ---------    ---------    ---------
                                 161           --          34            7          (25)         (20)       1,577
                            ---------    ---------   ---------    ---------    ---------    ---------    ---------
Income (loss) before
   income taxes ......         2,252           93         397         (151)         734          460          200
Provision (credit) for
   income taxes ......           900           39          --          (49)         301           --           --
                           ---------    ---------   ---------    ---------    ---------    ---------    ---------
Net income (loss) ....         1,352          $54        $397        $(102)        $433         $460         $200
                                        =========   =========    =========    =========    =========    =========
  Dividends on preferred
   stock..............           325
Accretive dividend on
   Series F Preferred
   Stock..............           665
                            --------
Income (loss) available
   for common
   stockholders.......          $362
                            ========
 Income (loss) per share
   from operations....         $0.03
                            ========
Weighted average
   shares outstanding.        12,991
                            ========
                                                    Pro Forma      Pro Forma
                            Uniforce     MONTARE  Adjustments(3) (the Company)
                           --------     -------   ------------   -------------

Revenues .............      $142,151       $2,474          --      $329,063
Cost of revenues .....       112,663        1,671          --       275,348
                           ---------    ---------   ---------     ---------
Gross profit .........        29,488          803          --        53,715
Operating expenses:
Selling, general and
   administrative ....        20,434          546          --        37,684
Depreciation and
   amortization ......         1,074            6       2,769         4,850
                           ---------    ---------   ---------     ---------
Income(loss) from
   operations ........         7,980          251      (2,769)       11,181
Other (income) expense           (45)         (14)         --            82
Interest expense
   (income) ..........         2,170           --      16,607        20,370
                           ---------    ---------   ---------     ---------
                               2,125          (14)     16,607        20,452
                            ---------   ---------   ---------     ---------
Income (loss) before
   income taxes ......         5,855          265     (19,376)       (9,271)
Provision (credit) for
   income taxes ......         2,185           --      (5,937)       (2,561)
                           ---------    ---------   ---------     ---------
Net income (loss) ....        $3,670         $265    $(13,439)      $(6,710)
                           =========    =========   =========     =========
  Dividends on preferred
   stock..............                                                 $25(5)
Accretive dividend on
   Series F Preferred
   Stock..............                                                $100
                                                                  ---------
Income (loss) available
   for common
   stockholders.......                                             $(6,835)
                                                                  =========
 Income (loss) per share
   from operations....                                              $(0.51)
                                                                  =========
Weighted average
   shares outstanding.                                              13,527(4)
                                                                  =========


         See notes to unaudited pro forma combined financial statements.

                              COMFORCE Corporation

           Notes to Unaudited Pro Forma Combined Financial Statements

(1) Adjustment to record the acquisition of Uniforce and related financing as follows (based on balance sheet data as of September 30, 1997):


Source of Funds:                                                  (in thousands)

      Notes ...................................................         $110,000
      Units ...................................................           20,000
      Borrowings under New Credit Facility ....................           37,000
      Existing cash balances ..................................            7,151
                                                                        --------
Total Sources .................................................         $174,151
                                                                        ========

Use of Funds:
      Refinance Existing Credit Facility ......................          $36,488
      Refinance Uniforce Credit Facility ......................           36,098
      Purchase of Uniforce shares .............................           93,565
      Transaction Costs .......................................            8,000
                                                                        --------
Total Uses ....................................................         $174,151
                                                                        ========


     In addition, the Company will issue approximately 1,585,000 shares of the Company's common stock with a value of $12,157,000, which, together with the cash portion of the purchase price of $93,565,000, will result in additional intangibles, principally goodwill, of approximately $85,614,000.

     In addition, the Company will write off $1,628,000 of deferred financing fees associated with Uniforce's previous financing arrangements, which amount has not been recorded as an expense in the pro forma statement of operations.

(2) The unaudited pro forma statements of operations include the statements of operations for the companies listed for the periods prior to their acquisition by COMFORCE. The unaudited pro forma statement of operations for the period ended September 30, 1997 presents the financial statements of COMFORCE and Uniforce for their respective 1997 nine month periods and the results of operations for Rhotech (which was acquired on February 28, 1997 for a purchase price of $14.8 million and a contingent payout not to exceed $3.3 million) from January 1, 1997 to February 28, 1997. The unaudited pro forma statement of operations for the period ended September 30, 1996 presents the financial statements of COMFORCE, Uniforce (to be acquired for a purchase price of $105.7 million), Rhotech, Force Five (which was acquired for a purchase price of $2 million and contingent payouts not to exceed $2 million), AZATAR (which was acquired for a purchase price of $5.15 million and a contingent payout not to exceed $1.2 million) and Continental (which was acquired for a purchase price of $5 million and contingent payout not to exceed $1.02 million) for their respective 1996 nine month periods and the results of operations for companies acquired during the nine month period ended September 30, 1996 as follows: Williams (which was acquired for a purchase price of $2 million and a contingent payout not to exceed $2 million) (January 1 through March 3, 1996), RRA (which was acquired for a purchase price of $5.1 million and a contingent payout not to exceed $650,000) (January 1 through May 10,
     1996) and Montare International ("Montare") January 1, 1996 through May 17, 1996. Montare was acquired by Uniforce on May 17, 1996. The acquisition of Montare did not have a material impact on Uniforce results of operations. The unaudited pro forma statement of operations for the year ended December 31, 1996 includes the annual 1996 results of operations for COMFORCE, Uniforce, and Rhotech and the results of operations for companies acquired during the period as follows: Williams (January 1 through March 3, 1996), RRA (January 1 through May 10, 1996), Force Five (January 1 through July 31, 1996), AZATAR (January 1 through November 3, 1996), Continental (January 1 through November 17, 1996) and Montare (January 1, 1996 through May 17, 1996). The pro forma results of operations are presented as if these companies

                              COMFORCE Corporation
     were acquired on January 1, 1996 (and accounted for by the purchase method) and do not purport to be an indication of the results of operations had these acquisitions been made as of that date or of results which may occur in the future.

(3)  Pro forma adjustments include the following:



                                                 Nine Months Ended    Year Ended
                                                   September 30,    December 31,
                                                 ----------------
                                                 1997        1996         1996
                                                 ----        ----         ----
                                                         (in thousands)

Additional amortization of intangibles (a)..    $(1,480)    $(2,184)    $(2,769)
(Increase) in interest expense (b) .........    (11,091)    (12,553)    (16,607)
Decrease in provision for income taxes (c)..      4,721       4,509       5,937
                                               --------    --------    --------
Total pro forma adjustments ................    $(7,850)   $(10,228)   $(13,439)
                                               ========    ========    ========


     (a) Amortization of intangibles assumes all of the acquisitions and proposed acquisitions occurred on January 1, 1996. The table below reflects the amortization of intangibles with lives ranging from 5 to 40 years, including Uniforce goodwill amortized over 40 years:

                                               Nine Months Ended      Year ended
                                                September 30,       December 31,
                                                -------------
                                                1997       1996          1996
                                                ----       ----          ----
                                                           (In thousands)

Pro forma amortization:
      Telecom ........................         $194          $194          $258
      Williams .......................           39            39            52
      RRA ............................          127           127           169
      Force Five .....................           39            39            52
      Continental ....................          100           100           133
      AZATAR .........................          168           168           224
      Rhotech ........................          268           268           357
      Uniforce .......................        2,028         2,028         2,704
Less: historical amortization ........       (1,483)         (779)       (1,180)
                                            -------       -------       -------
forma adjustment .....................       $1,480        $2,184        $2,769
                                            =======       =======       =======


The allocation of excess purchase price over the fair value of the assets acquired has not been finalized and management believes that any change to the allocation will not have a material effect on the pro forma financial statements of COMFORCE.

     (b) The pro forma adjustment to interest expense reflects interest expense on the placement of the Notes and Senior Debentures, borrowings under the New Credit Facility and capital lease obligations aggregating $167.8 million. Pro forma interest expense has been calculated using interest rates of 8.25%, 12.0% and 15% per annum for the New Credit Facility, Notes and Senior Debentures, respectively plus the amortization of debt financing costs. Financing costs do not include the effects of the warrants.

                              COMFORCE Corporation

     (c) The pro forma adjustment for income taxes reflects the tax effect of the proforma adjustments (excluding non-deductible amortization), the tax effect of S Corporation earnings treated as C Corporation earnings and the tax benefit of losses by other entities within the pro forma combined group.

(4)  Pro forma weighted average shares outstanding are calculated as follows:

                                                                             Nine months ended        Year ended
                                                                                September 30,         December 31,
                                                                                -------------
                                                                            1997            1996            1996
                                                                            ----            ----            ----
                                                                              (In thousands of shares)
Historical weighted average shares outstanding .....................       13,256          12,661          12,991
Shares issued-Uniforce acquisition .................................        1,585           1,585           1,585
Shares issued as compensation ......................................            *               *               *
Shares issued-Telecom acquisition ..................................            *               *               *
Shares issued-Force Five acquisition ...............................            *               *               *
Shares issued-AZATAR acquisition ...................................            *             243               *
Shares issued-Continental acquisition ..............................            *              37               *
Common stock sold to fund Continental acquisition ..................            *             460               *
Common stock equivalents Series D and E preferred stock ............          671           1,107             893
Common stock equivalents on Series F preferred stock ...............           **              **              **
Warrants issued in connection with the Continental acquisition .....           **              **              **
Warrants issued in connection with the Telecom acquisition .........           **              **              **
Shares issued to certain shareholders ..............................            *              **              **
Common stock equivalents which have become anti-dilutive ...........           **          (3,113)         (1,942)
Contingent shares ..................................................           **              **              **
                                                                           ------          ------          ------
  Total Pro Forma Shares ...........................................       15,512          12,980          13,527
                                                                           ======          ======          ======

----------
     *    Included in historical weighted average shares outstanding.

     **   Excluded as the effect would be anti-dilutive.

(5) Pro forma dividends for all periods presented represent dividends and accretive dividends on $500,000 of Series F preferred stock remaining outstanding as of September 30, 1997 and deemed outstanding for all periods presented. Proceeds from this transaction of $167 million have been deemed to be fully outstanding on a pro forma basis for all periods presented. Accordingly, Series D preferred stock, the proceeds of which were utilized for working capital purposes, and Series E preferred stock, the proceeds of which were utilized to acquire RRA, have been deemed to have been converted to common stock effective January 1, 1996, with the effects of such common shares included in weighted average shares outstanding for all periods presented.